Prudential Investment Portfolios 9
Prudential QMA Large-Cap Core Equity Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 9th day of December, 2016, between Prudential Investment Portfolios 9 (PIP 9), on behalf of Prudential QMA Large-Cap Core Equity Fund (the Fund), and Prudential Investments LLC (the Manager).

WHEREAS, PIP 9 and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which PIP 9 compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW, THEREFORE, the parties mutually agree as follows:

1. Effective December 9, 2016, the management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.35% on average daily net assets up to $5 billion;

0.34% on average daily net assets over $5 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 9,
On behalf of its series, Prudential QMA Large Cap Core Equity Fund,

By: _/s/ Stuart S. Parker______________
Stuart S. Parker, President

PRUDENTIAL INVESTMENTS LLC

By: _/s/ Scott E. Benjamin__________
Scott E. Benjamin, Executive Vice President